MILBANK, TWEED, HADLEY & McCLOY LLP
1 Chase Manhattan Plaza
New York, NY 10005-1413

August 30, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:	Southern Copper Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-14066

Dear Mr. Schwall:

On behalf of our client Southern Copper Corporation (“SCC”), we submit this response to your letter dated June 2, 2006 relating to the above-referenced filing.  To assist in the review of this response, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

In response to the Staff’s comments, SCC has amended its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), originally filed with the Securities and Exchange Commission on March 13, 2006 and amended on Form 10-K/A on March 28, 2006.

Engineering Comments

General

1.                                       For the property(s), please provide the disclosures as required by Item 102 of regulation S-K. In particular, provide:

•                  The location and means of access to the property(s).

•                  A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  Provide a description of major equipment and other infrastructure facilities.

•                  The current state of exploration of the property(s).

•                  The source of power and water that can be utilized at the property(s).

See Instruction 1 to that item.

Cuajone

In response to the Staff’s comments SCC has added disclosure in connection with the Cuajone property on pages 12 through 14.

In connection with the Cuajone property, disclosure regarding Cuajone’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (“Enersur”), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo.  Power generation capacity for Peruvian operations is currently 344 megawatts.  In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone.  Power is distributed over a 224-kilometer closed loop transmission circuit.  We obtain fuel in Peru principally from the Exxon Mobil Corporation.”

In connection with the Cuajone property, disclosure regarding Cuajone’s source of water is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Peru, we have water concessions for well fields at Huaitire, Vizcachas and Titijones and surface water rights from the Suches lake, which together are sufficient to supply the needs of our two operating mine sites at Toquepala and Cuajone.”

Toquepala

In response to the Staff’s comments SCC has added disclosure in connection with the Toquepala property on pages 14 through 16.

In connection with the Toquepala property, disclosure regarding Toquepala’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (“Enersur”), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo.  Power generation capacity for Peruvian operations is currently 344 megawatts.  In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone.  Power is distributed over a 224-kilometer closed loop transmission circuit.  We obtain fuel in Peru principally from the Exxon Mobil Corporation.”

In connection with the Toquepala property, disclosure regarding Toquepala’s source of water is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Peru, we have water concessions for well fields at Huaitire, Vizcachas and Titijones and surface water rights from the Suches lake, which together are sufficient to supply the needs of our two operating mine sites at Toquepala and Cuajone.”

Ilo

In response to the Staff’s comments SCC has added disclosure in connection with the Ilo property on pages 16 through 18.

In connection with the Ilo property, disclosure regarding Ilo’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (“Enersur”), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo.  Power generation capacity for Peruvian operations is currently 344 megawatts.  In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone.  Power is distributed over a 224-kilometer closed loop transmission circuit.  We obtain fuel in Peru principally from the Exxon Mobil Corporation.”

In connection with the Ilo property, disclosure regarding Ilo’s source of water is already included in the Form 10-K on 39. The relevant section from the Form 10-K is set out below:

“At Ilo, we have desalinization plants that produce water for industrial and domestic use that we believe are sufficient for our current and projected needs.”

Cananea

In response to the Staff’s comments SCC has added disclosure in connection with the Cananea property on pages 19 through 22.

In connection with the Cananea property, disclosure regarding Cananea’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the Cananea property, disclosure regarding Cananea’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants.  At our Cananea facility, we maintain our own wells and pay the CNA for water measured by usage.  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

La Caridad

In response to the Staff’s comments SCC has added disclosure in connection with the La Caridad property on pages 22 through 26.

In connection with the La Caridad property, disclosure regarding La Caridad’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the La Caridad property, disclosure regarding La Caridad’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

IMMSA — Charcas

In response to the Staff’s comments SCC has added disclosure in connection with the IMMSA - Charcas property on pages 26 through 27.

In connection with the IMMSA - Charcas property, disclosure regarding IMMSA - Charcas’ source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the IMMSA - Charcas property, disclosure regarding IMMSA — Charcas’ source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

IMMSA — Santa Barbara

In response to the Staff’s comments SCC has added disclosure in connection with the IMMSA — Santa Barbara property on pages 28 through 29.

In connection with the IMMSA - Santa Barbara property, disclosure regarding IMMSA - Santa Barbara’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the IMMSA - Santa Barbara property, disclosure regarding IMMSA — Santa Barbara’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

IMMSA — San Martin

In response to the Staff’s comments SCC has added disclosure in connection with the IMMSA — San Martin property on pages 29 through 30.

In connection with the IMMSA - San Martin property, disclosure regarding IMMSA - San Martin’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the IMMSA - San Martin property, disclosure regarding IMMSA — San Martin’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

IMMSA — Santa Eulalia

In response to the Staff’s comments SCC has added disclosure in connection with the IMMSA — Santa Eulalia property on pages 30 through 31.

In connection with the IMMSA - Santa Eulalia property, disclosure regarding IMMSA - Santa Eulalia’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the IMMSA - Santa Eulalia property, disclosure regarding IMMSA — Santa Eulalia’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

IMMSA — Taxco

In response to the Staff’s comments SCC has added disclosure in connection with the IMMSA — Taxco property on pages 31 through 32.

In connection with the IMMSA - Taxco property, disclosure regarding IMMSA - Taxco’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the IMMSA - Taxco property, disclosure regarding IMMSA — Taxco’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

San Luis Potosi

In response to the Staff’s comments SCC has added disclosure in connection with the San Luis Potosi facilities on pages 33 through 34.

In connection with the San Luis Potosi facilities, disclosure regarding San Luis Potosi’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the San Luis Potosi facilities, disclosure regarding San Luis Potosi’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

Nueva Rosita

In response to the Staff’s comments SCC has added disclosure in connection with the Nueva Rosita property on pages 34 through 35.

In connection with the Nueva Rosita property, disclosure regarding Nueva Rosita’s source of power is already included in the Form 10-K on page 39. The relevant section from the Form 10-K is set out below:

“In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly.  Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler…  Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs.  A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.”

In connection with the Nueva Rosita property, disclosure regarding Nueva Rosita’s source of water is already included in the Form 10-K on pages 39 through 40. The relevant section from the Form 10-K is set out below:

“In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”).  Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone.  All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants…  Water conservation committees have been established in each plant in order to conserve and recycle water.  Water usage fees are updated on a yearly basis and have been increasing in recent years.”

2.                                       Insert a small-scale map showing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Please note the index maps included with the filing do illustrate the mine and processing facility locations with regard to national boundaries. The SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. Maps and drawings should include:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•                  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•                  A north arrow.

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•                  A title of the map or drawing, and the date on which it was drawn.

•                  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

In response to the Staff’s comments SCC has added a map showing the location and access of the Peruvian mines and processing facilities on page 12.  SCC has also added a map showing the location of the Mexican mines and processing facilities on page 18, and a map showing the location and access to the Cananea and La Caridad mines and facilities on page 19.  In lieu of providing maps showing access to each of the five IMMSA facilities, SCC has included the following narrative description of the access routes to these individual facilities in the Form 10-K:

Charcas (Page 26):

“The Charcas mining complex is located 111 kilometers north of the city of San Luis Potosi in the State of San Luis Potosi, Mexico.  Charcas is connected to the state capital by a paved highway of 130 km.  14 km from the southeast of the Charcas complex is the “Los Charcos” railroad station which connects with the Mexico-Laredo railway.  Also, there is a paved road which connects Charcas to the city of Matehuala through federal highway no. 57 which begins at the northeast of the Charcas town site.”

Santa Barbara (Page 28):

“The Santa Barbara mining complex is located approximately 26 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico.  The area can be reached via paved road from Hidalgo del Parral, a city on federal highway 45, which provides all essential services.  Chihuahua, the state capital is located 250 km north of the Santa Barbara complex.  Additionally, El Paso on the Texas border is located 600 km north of Santa Barbara.”

San Martin (Page 29):

“The San Martin mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 101 kilometers southeast of the city of Durango and 9 km east of the Durango State boundary. Access to the property is via federal highway no. 45 between the cities of Durango and Zacatecas.  A paved six kilometer road connects the mine and town of San Martin with the highway.  The city of Sombrerete is about 16 kilometers east of the property.”

Santa Eulalia (Page 30):

“The mining district of Santa Eulalia is located in the central part of the state of Chihuahua, Mexico, approximately 26 kilometers east of the city of Chihuahua.  This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field.  The west field and the east field, in which the principal mines of the complex are found, are separated by 6 kilometers.  The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field…The district of Santa Eulalia is connected to the city of Chihuahua by a paved road (highway no. 45), at a distance of 10 km there is a paved detour to Aquiles Serdan and Francisco Portillo (also known as Santo Domingo) where the Company’s offices and the Buena Tierra mine are located. Access to the Buena Tierra mine and San Antonio mine is through an 11 km unpaved road.”

Taxco (Page 31):

“The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, Mexico, approximately 71 kilometers from the city of Cuernavaca Morelos where access through the highway to the complex is possible.”

Peruvian Operations - Cuajone and Toquepala, Page 11

3.                                       Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition, please include the total tonnage mined, the leach material mined tonnage & grade, and the estimated leach recovery as you do for your reserve statements. Please clarify whether the copper and molybdenum grades are total copper or sulfide copper, total molybdenum or molybdenum disulfide values. You state the mill feed cutoff made is defined as greater than 0.40% copper (sulfide or oxide). However the status of material between 0.25% and 0.40% TCu is not specified. Is it stockpiled and leached? If so, what is the cutoff grade? In addition, please disclose your sources of water?

In response to the Staff’s comments SCC has added disclosure in connection with Cuajone on pages 12 through 13, and in connection with Toquepala on pages 14 through 16.

In connection to Cuajone’s and Toquepala’s water sources please refer to SCC’s response to Question 1 above.

Peruvian Operations - Processing Facilities - Ilo, Page 12

4.                                       Please add the amounts of concentrate smelted, sulfuric acid produced, anode sales quantity and average anode price received. Also include the average price received for gold, silver, selenium, and sulfuric acid. This information may be placed in a table for ease of viewing. In addition please provide a map of the Peruvian operations showing the facility locations, roads, railroads, and port facilities.

In response to the Staff’s comments SCC has added disclosure in connection with Ilo on page 17.  Please note that the Ilo processing facilities produced blister copper in 2003, 2004 and 2005 instead of anode copper.

Please note that SCC does not believe it necessary to amend the Form 10-K to include the average price for selenium and sulfuric acid for the Ilo smelter plant since SCC considers these amounts immaterial.  For the years 2005, 2004, and 2003, selenium and sulfuric acid in aggregate represented approximately 0.53%, 0.61% and 0.70% respectively of SCC’s Peruvian operation sales.

In response to the Staff’s comments SCC has added a map showing the location and access of the Peruvian mines and processing facilities, including Ilo, on page 12.

Mexican Open Pit Unit - Cananea and La Caridad, Page 13

5.                                       Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition, please include the total tonnage mined, the leach material mined tonnage & grade, and the leach recovery as you do for your reserve statements. Please clarify whether the copper and molybdenum grades are copper or total copper values, molybdenum or molybdenum disulfide values and state your molybdenum recoveries. You state the mill feed grade is greater than 0.38% copper at Cananea and 0.30 % copper at La Caridad. However the material between 0.15% and 0.25% at Cananea and the material between 0.15% and 0.25% at La Caridad is leached. Please state the status of the material between these two cutoff grades. Is this material stockpiled and leached? If so, what are the respective cutoff grades? Describe is your sources of water and power?

In response to the Staff’s comments SCC has added disclosure in connection with Cananea on pages 20 through 22, and in connection with La Caridad on pages 22 through 24.

In connection to Cananea’s and La Caridad’s water sources please refer to SCC’s response to Question 1 above.

Mexican Open Pit Unit - Processing Facilities - La Caridad, Page 15

6.                                       Please add the amounts of concentrate sales & price received, anode sales and price received and the average rod sale price or premium. In addition include the anode blister copper grade and average smelter recovery. Also please include the average price received for gold, silver, and sulfuric acid. This information may be placed in a table for ease of viewing. Please provide a map of the Mexican open pit operations showing the facility locations, roads, and railroads.

In response to the Staff’s comments SCC has added disclosure in connection with La Caridad on page 25.

SCC has added a map showing the location of the Mexican mines and processing facilities on page 18, and a map showing the location and access to the Cananea and La Caridad mines and facilities on page 19.

Mexican IMMSA Unit, Page 16

7.                                       Please add the annual operating days to both tables or restate with the total annual tonnage mined and milled. In addition include the ore grades for copper, zinc, and lead, as these are your principal salable products. Please include the mill metallurgical recoveries for copper, lead, and zinc. Please state the copper, lead, and zinc concentrate tonnages produced and the average grade. Please provide the average sales price for the lead concentrate sold. Please note for the purposes of these tables, summarize the mines providing feed material to each concentrator.

In response to the Staff’s comments SCC has added disclosure in connection with IMMSA on page 26, in connection with Charcas on page 27,  in connection with Santa Barbara on page 29, in connection with San Martin on page 30, in connection with Santa Eulalia on page 31, and in connection with Taxco on page 32.

SCC has not provided the average sales price for lead concentrates since lead concentrates were not sold by SCC.

Please note that SCC has not summarized the mines providing feed material to each concentrator since SCC’s disclosure is broken up by mine and usually each mine provides feed material to its own concentrator. Santa Barbara and Taxco are the only concentrators that receive feed material from more than one mine.  Santa Barbara receives feed material from four different mines in its complex. Taxco receives feed material from three different mines in its complex.  SCC has not included this information because SCC believes these mines are immaterial. Further, SCC’s management administers these mines as part of their respective complexes and not separately.

Mexican IMMSA Unit - Processing facilities - San Luis Potosi, Page 18

8.                                       Please provide a three year table of the copper concentrates smelted. In addition include the anode blister copper grades and average copper smelter recoveries. Please state where these modes are further refined or sold. Please state the zinc concentrate tonnage treated in the zinc refinery, the average price received for arsenic trioxide, cadmium, silver, gold, and sulfuric acid. Please provide a three-year table of the Nueva Rosita coal mined, average BTU content, average percent sulfur, the clean coal produced, and tonnage coke produced. All this information may be placed in a table for ease of viewing. Please state your water sources.  Please provide a map of the Mexican IMMSA operations showing the facility locations, roads, and railroads.

In response to the Staff’s comments SCC has added disclosure in connection with the San Luis Potosi copper smelter on pages 33 through 34, in connection with the San Luis Potosi zinc refinery on page 34, and in connection with Nueva Rosita on page 35.

Please note that SCC does not believe it necessary to amend the Form 10-K to include the average price realized for arsenic trioxide, cadmium, gold, and sulfuric acid for the San Luis Potosi copper refinery since SCC considers these amounts immaterial.  For the years 2005, 2004, and 2003, arsenic trioxide, cadmium, gold, and sulfuric acid sales in aggregate represented approximately 2.1%, 2.4% and 2.9% respectively of the IMMSA sales.

In connection to the San Luis Potosi copper smelter’s,  San Luis Potosi zinc refinery’s and Nueva Rosita’s water sources please refer to SCC’s response to Question 1 above.

SCC has added a map showing the location of the Mexican mines and processing facilities on page 18. In lieu of providing maps showing access to each of the five IMMSA facilities, SCC has included the following narrative description of the access routes to these individual facilities in the Form 10-K:

Charcas (Page 26):

“The Charcas mining complex is located 111 kilometers north of the city of San Luis Potosi in the State of San Luis Potosi, Mexico.  Charcas is connected to the state capital by a paved highway of 130 km.  14 km from the southeast of the Charcas complex is the “Los Charcos” railroad station which connects with the Mexico-Laredo railway.  Also, there is a paved road which connects Charcas to the city of Matehuala through federal highway no. 57 which begins at the northeast of the Charcas town site.”

Santa Barbara (Page 28):

“The Santa Barbara mining complex is located approximately 26 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico.  The area can be reached via paved road from Hidalgo del Parral, a city on federal highway 45, which provides all essential services.  Chihuahua, the state capital is located 250 km north of the Santa Barbara complex.  Additionally, El Paso on the Texas border is located 600 km north of Santa Barbara.”

San Martin (Page 29):

“The San Martin mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 101 kilometers southeast of the city of Durango and 9 km east of the Durango State boundary. Access to the property is via federal highway no. 45 between the cities of Durango and Zacatecas.  A paved six kilometer road connects the mine and town of San Martin with the highway.  The city of Sombrerete is about 16 kilometers east of the property.”

Santa Eulalia (Page 30):

“The mining district of Santa Eulalia is located in the central part of the state of Chihuahua, Mexico, approximately 26 kilometers east of the city of Chihuahua.  This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field.  The west field and the east field, in which the principal mines of the complex are found, are separated by 6 kilometers.  The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field…The district of Santa Eulalia is connected to the city of Chihuahua by a paved road (highway no. 45), at a distance of 10 km there is a paved detour to Aquiles Serdan and Francisco Portillo (also known as Santo Domingo) where the Company’s offices and the Buena Tierra mine are located. Access to the Buena Tierra mine and San Antonio mine is through an 11 km unpaved road.”

Taxco (Page 31):

“The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, Mexico, approximately 71 kilometers from the city of Cuernavaca Morelos where access through the highway to the complex is possible.”

Mexico - El Arco, Page 20

9.                                       Please remove the reference to ore as in sulfide ore. Ore implies this material has demonstrated economic viability.

In response to the Staff’s comments SCC has deleted the reference to ore on page 36. The paragraph now reads as follows:

“El Arco.  The El Arco site is located in the state of Baja California in Mexico. Preliminary investigations of the El Arco site indicate a mineral deposit of 846 million tons of sulfide with average copper grades of 0.51% and 0.14 grams of gold per ton, and 170 million tons of leach materials with average copper grades of 0.56%.  Currently we are in the process of identifying water sources for a leaching operation.”

Mexico — Angangueo, Page 20

10.                                 Please remove the reference to ore as in million tons of ore. Ore implies this material has demonstrated economic viability.

In response to the Staff’s comments SCC has deleted the reference to ore on page 36. The paragraph now reads as follows:

“Angangueo.  The Angangueo site is located in the state of Michoacán in Mexico.  A mineral deposit of 13 million tons has been identified with diamond drilling.  The mineral deposit contains 0.16 grams of gold and 262 grams of silver per ton, and is comprised of 0.79% lead, 0.97% copper and 3.5% zinc.  During 2005, we received the approval for our environmental impact study and we are in the process of obtaining land use approval.”

Mexico — Buenavista, Page 20

11.                                 Please remove the reference to ore as in million tons of ore. Ore implies this material has demonstrated economic viability.

In response to the Staff’s comments SCC has deleted the reference to ore on page 36. The paragraph now reads as follows:

“Buenavista.  The Buenavista project site is located in the state of Sonora in Mexico, adjacent to the Cananea ore body.  Drilling and metallurgical studies have shown that the site contains a mineral deposit of 36 million tons containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per ton.”

Available Information, Page 25

12.                                 Please change the address for the SEC’s public reading room to 100 F Street, Washington, D.C. 20549.

In response to the Staff’s comments SCC has changed the address on page 41. The section now reads as follows:

“We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, Washington, D.C. 20549.”

Copper & Molybdenum Reserves by Site, Page 42

13.                                 Please clearly state these are proven & probable reserves and define the criteria for this distinction as compared to mineralized material.

In response to the Staff’s comments SCC has added disclosure in connection with information on the copper and molybdenum the reserves on pages 56 through 60.

14.                                 Please provide the lead and zinc reserve tonnages and grades for the IMMSA Unit. Explain how the IMMSA copper reserves increase when the copper price is reduced from USD$1.261 to 90 cents.

In response to the Staff’s comments SCC has added disclosure in connection with the lead and zinc reserve tonnages and grades for the IMMSA Unit on pages 58 and 60.  SCC has amended the table on page 60 utilizing the same criteria used to report at $1.261.

15.                                 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission  (the “Commission”) with taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SCC has advised us that it hereby acknowledges the following:

•                  SCC is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission  (the “Commission”) with taking any action with respect to the filing; and

•                  SCC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael L. Fitzgerald

cc:      Southern Copper Corporation